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                              April 27, 2022

       Rohan Ajila
       Chief Executive Officer
       Global Consumer Acquisition Corp
       1926 Rand Ridge Court
       Marietta, GA, 30062

                                                        Re: Global Consumer
Acquisition Corp
                                                            Amendment No. 1 to
Preliminary Proxy on Schedule 14A
                                                            Filed April 11,
2022
                                                            File No. 001-40468

       Dear Mr. Ajila:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our March 11,
       2022 letter.

       Preliminary Proxy on Schedule 14A filed April 11, 2022

       Questions and Answers About the Proposals , page 3

   1.                                                   Please disclose your
response to prior comment 2.
       Parties to the Business Combinations
       GP Global, page 17

   2. We note your response to prior comment 7. Please expand your disclosures to also address the decline in
GP Global's results of operations and increase in outstanding debt as of and for the interim
period ended December 31, 2021.
       Risk Factors, page 35
 Rohan Ajila
FirstName   LastNameRohan   Ajila
Global Consumer   Acquisition Corp
Comapany
April       NameGlobal Consumer Acquisition Corp
       27, 2022
April 227, 2022 Page 2
Page
FirstName LastName
3. We note your response to prior comment 65. Regardless of whether you intend to avail yourself of the corporate governance exemptions you mention, please add a risk factor that discusses the risks to investors. Also revise your disclosure beginning on page 172.
Luminex earned approximately 43.3% of its revenue from two customers ... , page
37

4. We note your response to prior comment 37. Please revise the disclosures here and on page 29 to separately quantify the percentage of revenue attributable to each identified customer and to also disclose the percentages of revenue attributable to each identified customer during both of the past two fiscal years. Given the fact that Luminex's one significant customer accounts for the vast majority of the current percentage disclosed and the fact that revenue from this customer was significant during all periods presented, it appears the current risk factor should be revised to clarify those facts.

Unaudited Pro Forma Condensed Combined Financial Information
Description of transactions, page 79

5. We note your response to prior comment 16 and your disclosures that the agreements with
         GP Global and Luminex do not include a provision under which the business combinations will not take place if redemptions exceed a certain amount. In the event the business combinations can proceed if the amounts of shareholder redemptions exceed the maximum redemption amounts presented on pages 83 and 86, it is not clear how the amounts presented actually represent the maximum redemption scenarios or how the current pro forma presentations comply with Rule 11-02(a)(10) of Regulation S-X. Please advise or revise.
Note 1 - Description of the Mergers, page 87

6.       We note your disclosure that GP Global   s equity holders will receive
14.3 million shares
         of GACQ's common stock; however, we also note disclosures that on March 31, 2022,
         GACQ revised its equity valuation of GP Global to $88 million, based on an increase in net debt from $127 million to $182 million, and, based on the downward revision of GP
         Global's equity value, the number of shares of GACQ's common stock to be issued is
         8,775,208. Please revise the pro forma financial statements and all related disclosures to appropriately reflect the downward revision.
Note 2 - Basis of Presentation, page 87

7.       We note your response to prior comment 18 regarding your determination that the
         business combination between GACQ and GP Global should be accounted for as a reverse acquisition. Please more fully address the following:
             Explain how you determined the percentage ownership interests disclosed in the response letter and how you determined the GP Global shareholder will control the combined company.
             We note you refer to the board of directors of the combined company; however,
 Rohan Ajila
FirstName   LastNameRohan   Ajila
Global Consumer   Acquisition Corp
Comapany
April       NameGlobal Consumer Acquisition Corp
       27, 2022
April 327, 2022 Page 3
Page
FirstName LastName
              based on disclosures in the filing, we also note that upon consummation of either the business combination with Luminex or the business combinations with Luminex and
              GP Global, all the directors of GACQ will remain on the board, therefore, it is not clear how this factor supports the determination that GP Global is the accounting acquirer.
                We note you refer to the management of the combined company, tell us the anticipated management of the combined company if only the business combination with Luminex is completed relative to the anticipated management of the combined company if both the business combinations with Luminex and GP Global are completed.
8. We note your response to prior comment 19; however, to the extent the business combination with GP Global is determined to be a reverse acquisition, it is not clear how the accounting reflected in the pro forma financial statements complies with ASC 805-40.
         Please advise.

Note 4 - Transaction Accounting Adjustments to the GACQ, Luminex and GP Global Pro Forma
Balance Sheet, page 89

9. Refer to Note 4(E). Please correct or reconcile the disclosure that GACQ will issue ~14.3 million shares to acquire GP Global with disclosures throughout the filing that indicate
         GACQ will issue ~8.8 million shares to acquire GP Global.
10. Refer to Note 4(E) and your response to prior comment 21. Please identify the specific debt obligations that will be assumed and will not be assumed when GACQ acquires GP
         Global. Please disclose how the $79 million of GP Global debt that will not be assumed in the acquisition will be settled by GP Global. Please specifically address whether GP
         Global has entered into agreements with debtholders such that they have agreed to settle the outstanding debt. If not, please more fully explain how you determined the elimination of such debt is an appropriate pro forma adjustment.
11. Refer to Note 4(H) and your response to prior comment 23. It appears that the purchase price allocation related to Luminex should be revised to record
Luminex   s inventory at
         fair value and that the pro forma statements of operations should also be revised to record the related expense that will be incurred as a result of the step-up in basis of inventory. In addition, due to the fact that ASC 805 requires assets and liabilities acquired in a business combination to be recorded at their estimated fair values, it is not clear why potential changes in the purchase price of Luminex would impact the estimated fair value allocated to any asset other than goodwill. Please clarify or revise. This comment is also applicable to Note 6(G) on page 92.
Note 5 - Transaction Accounting Adjustments to the GACQ, Luminex and GP Global Pro Forma
Statement of Operations, page 91

12.      Refer to Note 5(CC). Based on your disclosure that the Luminex purchase price
 Rohan Ajila
FirstName   LastNameRohan   Ajila
Global Consumer   Acquisition Corp
Comapany
April       NameGlobal Consumer Acquisition Corp
       27, 2022
April 427, 2022 Page 4
Page
FirstName LastName
         allocation is preliminary, please quantify and disclose the impact that potential changes in the preliminary purchase price allocation could have on pro forma results of operations. This comment is also applicable to Note 7(CC) on page 93.
Note 6 - Transaction Accounting Adjustments to the GACQ and Luminex Pro Forma Balance
Sheet, page 91

13.      Refer to Note 6(E). Based on the proposed accounting for GACQ   s
acquisition of
         Luminex as a forward purchase, it not clear why this pro forma adjustment is presented.
         Please clarify or revise.
Note 8 - Loss Per Share, page 93

14. Please provide tabular presentations that demonstrate how you determined the numbers of pro forma weighted average shares outstanding under each of the pro forma scenarios on pages 83 and 86. The tabular presentations should separately present the numbers of
         shares held by GACQ   s public shareholders, GACQ   s private
unitholders, GACQ   s
         Sponsor, and to be issued by GACQ to acquire GP Global. Please specifically address the following in your revised disclosures:
             For the pro forma scenarios that reflect GACQ, Luminex, and GP Global on page 83, it is not clear how you determined the number of shares to be issued to acquire GP
              Global in determining pro forma weighted average shares outstanding. We note disclosures throughout the filing indicate that GACQ will issue 8,775,208 shares to acquire GP Global.
             For the pro forma scenarios that reflect GACQ and Luminex on page 86, it is not clear how or why pro forma weighted average shares outstanding would be the same as the share numbers on page 83 since we assume shares to be issued to acquire GP
              Global would not be issued.
         Please correct or reconcile all pro forma share numbers, pro forma per share disclosures, and related percentages throughout the filing, including the disclosures on page 94, and ensure all amounts are appropriately calculated and consistently presented throughout the filing.
Projection Assumptions and Estimates, page 130

15. We note your response to prior comment 31. It continues to be unclear how the matters disclosed in this section relates to or resulted in the projections included in the tables above. Please revise to disclose all material assumptions and estimates and explain how they resulted in the projected financial information. Quantify each assumption to the extent possible.
Board Composition, page 172

16. Your revisions here and reference below that "each" director is independent imply that
         Messrs. Ajila and Pai are each not independent. If so, revise to state so directly and clearly.
 Rohan Ajila
FirstName   LastNameRohan   Ajila
Global Consumer   Acquisition Corp
Comapany
April       NameGlobal Consumer Acquisition Corp
       27, 2022
April 527, 2022 Page 5
Page
FirstName LastName
Security Ownership, page 231

17. We note your revisions in response to prior comment 48. Please revise to identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by each entity listed in the table.
Experts, page 264

18. We note the last paragraph under Experts refers to audited financial statements for GP
         Global that are not required and not presented in the filing. Please explain or delete this disclosure.
Index to Financial Statements, page F-1

19. We note your response to prior comment 51 and the updated historical financial statements you provided. Please tell us how you determined updated audited financial statements for Luminex, as of and for each of the two years ended February 28, 2022, are not required by Rule 3-12(b) of Regulation S-X. It appears Luminex would be considered to be a predecessor.
GP Global - Financial Statements
12. Long Term Debt, page F-94

20.      Please revise your response to prior comment 58 to:
             More fully explain the conversion terms of the convertible debentures issued by PIL to an affiliate of Bain and quantify the potential impact conversion could have on GP
              Global's interest in PIL, and the potential impact that would have on GP Global's consolidated financial statements;
             More fully explain the conversion terms of the convertible debentures issued by MVP to Bank of Baroda and quantify the potential impact conversion could have on GP
              Global's interest in MVP, and the potential impact that would have on GP Global's consolidated financial statements.
         Based on other disclosures in the filing, please clarify if the holders of these convertible securities may also have an option to convert the securities into shares of the combined company. Please revise the related risk factor on page 55 to quantify and more fully explain the potential impact that GP Global's subsidiaries convertible securities could have on the combined company's ownership interest of each GP Global subsidiary and/or the combined company's outstanding shares.
General

21.      Please address the last two sentences of prior comment 66.
22. Prior comment 64 was not limited only to the deferred portion of the underwriting fee.
         Please revise to include the entire fee.
23. We note your response to prior comment 29. Revise to state clearly on page 121 the
 Rohan Ajila
Global Consumer Acquisition Corp
April 27, 2022
Page 6
      opinion of BDO presented at the January 26, 2022 meeting. Also, your revisions on page
      137 do not address whether and, if so, how the board considered that opinion in recommending approval of the transaction. Therefore, we reissue that part of the comment.
24. We note your response to prior comment 68. Please disclose the information required by
      Item 14(b)(6) of Schedule 14A regarding the September 11, 2021 presentation by
      Whitewater.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6001 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameRohan Ajila
                                                           Division of
Corporation Finance
Comapany NameGlobal Consumer Acquisition Corp
                                                           Office of
Manufacturing
April 27, 2022 Page 6
cc:       Mitchell Nussbaum
FirstName LastName